INTERNATIONAL PAPER

MAURA ABELN SMITH
SENIOR VICE PRESIDENT, GENERAL COUNSEL
& CORPORATE SECRETARY

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-3829
F 901-214-1248
maura.abelnsmith@ipaper.com

October 15, 2007

VIA Facsimile

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Room 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: International Paper Company
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-03157

Dear Mr. Krikorian:

On behalf of International Paper Company (the "Company"), I wish to acknowledge that I have received comments from the staff of the Division of Corporation Finance of the Securities Exchange Commission, set forth in your letter dated October 11, 2007 (the "Comment Letter"). We intend to submit responses to the Comment Letter within the requisite time period.

In the interim, should you have any questions or require further information with regard to the foregoing, please do not hesitate to contact me at (901) 419-3829. Thank you for your time and consideration.

Sincerely,

Maura A. Smith

Maura A. Smith
Senior Vice President, General Counsel
and Corporate Secretary